UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First US Bancshares, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First US Bancshares, Inc.

3291 U.S. Highway 280

Birmingham, Alabama 35243

FIRST US BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First US Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First US Bancshares, Inc. 401(k) Plan (the "Plan") as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

We have served as the Plan’s auditor since 2008.

Atlanta, Georgia

June 27, 2023

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

	December 31,
	2022	2021
Assets
Non-interest-bearing cash	$824	$4,695
Investments, at fair value:
Interest-bearing cash	35,261	51,074
Mutual funds	507,592	15,041,273
Collective investment funds	12,000,301	—
Stable value funds	2,282,785	2,269,166
First US Bancshares, Inc. common stock	1,605,690	2,288,929
Total investments, at fair value	16,431,629	19,650,442

Receivables:
Employee contributions	-	23,841
Employer contributions	15,443	35,400
Total receivables	15,443	59,241

Net assets available for benefits	$16,447,896	$19,714,378

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2022

2022
Changes to net assets attributed to:
Investment income (loss):
Interest and dividends	$226,830
Net depreciation in fair value of investments	(3,024,361)
Net investment income (loss)	(2,797,531)
Contributions:
Employer	398,309
Participant	707,964
Rollover	13,199
Total contributions	1,119,472
Net changes	(1,678,059)
Deductions from net assets attributed to:
Administrative expenses	79,100
Benefit payments to participants	1,509,323
Total deductions	1,588,423

Net decrease in net assets available for benefits	(3,266,482)

Net assets available for benefits at beginning of year	19,714,378

Net assets available for benefits at end of year	$16,447,896

The accompanying notes are an integral part of these financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the First US Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following members of the controlled group of First US Bancshares, Inc. (the “Company” and the “Plan Sponsor,” as applicable):

First US Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc. (“ALC”)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended (“ERISA”).

The Plan is currently administered by certain employees of the Bank.

From January 1, 2022 to September 30, 2022, the trustee and custodian of the Plan was Mid Atlantic Trust Company and the recordkeeper for the Plan was American Trust Company. Effective October 1, 2022, Matrix Trust Company became the trustee and custodian of the Plan and OneAmerica Financial Partners, Inc. ("OneAmerica") became the recordkeeper for the Plan.

Contributions

Participants elect to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)), as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts. Participants may roll over amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the year ended December 31, 2022.

Participants can elect to invest up to 20% of incoming contributions (measured at the time of investment) in the Plan in the form of Company common stock. The Plan held 184,987 and 238,514 shares of Company common stock as of December 31, 2022 and 2021, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match, the Plan Sponsor’s discretionary contribution, and earnings thereon, and is reduced for any participant withdrawals or distributions and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their accounts among any of the Plan’s investment options.

Eligibility and Vesting

All employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon.

Forfeitures

Participants are immediately vested in their contributions, the Company’s matching contributions, discretionary employer contributions and earnings thereon; therefore, the Plan has no forfeitures.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees and recordkeeping fees, to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company. For the year ended December 31, 2022, the Company paid the Plan’s audit fees, which totaled $23,625.

Payment of Benefits

Participants are eligible to receive a distribution upon termination, retirement or disability. Upon termination or retirement, participants may elect to receive distributions in a lump sum or installments, or they may roll over their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Participants are also eligible to receive hardship distributions from their accounts when a financial need is present that is deemed to be heavy and immediate, as defined in the Plan. Non-hardship in-service withdrawals are available to participants once they have attained age 59½.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their employer contributions.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold or held during the year.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability; and
•
Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation methodologies used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2022 and 2021.

Interest-bearing cash: The carrying value approximates fair value.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Collective investment funds: Each collective investment fund's financial instruments are valued at the closing price on the active market. Multiple inputs can be used to derive fair value at the measurement date.

Stable value funds: The stable value funds are a form of common collective trust funds, which are composed primarily of fully benefit-responsive investment contracts and are valued at the net asset value (“NAV”) of units of the collective trusts. The NAV is used as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. The stable value funds generally permit redemptions daily. If the funds experience periods of insufficient liquidity then the stable value funds may defer honoring any payment request until liquidity is sufficient. The Plan is permitted to redeem investment units at NAV daily.

First US Bancshares, Inc. common stock: The fair value of the Company's common stock is the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes that the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$35,261	$—	$—	$35,261
Mutual funds	507,592	—	—	507,592
Collective investment funds	—	12,000,301	—	12,000,301
First US Bancshares, Inc. common stock	1,605,690	—	—	1,605,690
Total	$2,148,543	$12,000,301	$—	$14,148,844
Stable value funds (A)				2,282,785
Total investments at fair value				$16,431,629

	Assets at Fair Value as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$51,074	$—	$—	$51,074
Mutual funds	15,041,273	—	—	15,041,273
First US Bancshares, Inc. common stock	2,288,929	—	—	2,288,929
Total	$17,381,276	$—	$—	$17,381,276
Stable value fund (A)				2,269,166
Total investments at fair value				$19,650,442

(A)
Investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Fair Value of Investments that Calculate Net Asset Value

The following table summarizes information related to the stable value funds that are measured at fair value based on NAV per share as of December 31, 2022 and 2021, respectively. The stable value funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives.

			Redemption Frequency
Year-End	Fair Value	Unfunded Commitments	(if currently eligible)	Redemption Notice Period

December 31, 2022	$2,282,785	$—	Daily	None
December 31, 2021	$2,269,166	$—	Daily	None

FIRST US BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4. TRANSACTIONS WITH PARTIES-IN-INTEREST

From January 1, 2022 to September 30, 2022, the trustee and custodian of the Plan was Mid Atlantic Trust Company and the recordkeeper for the Plan was American Trust Company. Effective October 1, 2022, Matrix Trust Company became the trustee and custodian of the Plan and OneAmerica became the recordkeeper for the Plan. Expenses paid by the Plan for all administrative services, including custodial and trustee fees, investment manager fees and recordkeeping fees, totaled $79,100 for the year ended December 31, 2022, and these transactions qualify as party-in-interest transactions.

The Plan’s investment in the Company's common stock was $1,605,690 and $2,288,929 as of December 31, 2022 and December 31, 2021, respectively. During the year ended December 31, 2022, the Plan purchased 6,091 shares of the Company's common stock at a cost of $55,159. During the year ended December 31, 2022, the Plan sold 25,203 shares of the Company's common stock for $223,362. During the year ended December 31, 2022, dividend income was recorded with respect to the Company's common stock totaling $23,435.

NOTE 5. INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by OneAmerica. OneAmerica received an opinion letter from the Internal Revenue Service (“IRS”), dated August 19, 2020, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS since adopting the prototype plan document effective October 1, 2022. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 10% and 12% of the Plan’s net assets were invested in Company common stock as of December 31, 2022 and 2021, respectively. The underlying value of the Company common stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the performance of the Company's common stock.

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk as a result of the fact that the funds are invested at the direction of a single fund manager. The T Rowe Price Retirement 2025, T Rowe Price Retirement 2030, and Insight Stable Value Fund (formerly known as the BNY Mellon Stable Value Fund) all represented greater than 10% of the Plan’s net assets available for benefits as of December 31, 2022.

NOTE 7. SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition in the financial statements.

FIRST US BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0318800)

DECEMBER 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash	Interest-bearing cash	**	$35,261
*	First US Bancshares, Inc. Common Stock	Stock; 184,987 shares	**	1,605,690
	AUL Stable Value	Common collective trust fund; 142 shares	**	172
	BNYM Insight Stable Value Fund	Common collective trust fund; 2,283 shares	**	2,282,613
	Blackrock Total Return Bond	Mutual funds; 17 shares	**	172
	Fidelity US Bond Index	Mutual funds; 10 shares	**	101
	MFS Value	Mutual funds; 580 shares	**	27,525
	Fidelity 500 Index	Mutual funds; 1,420 shares	**	189,096
	JPMorgan Large Cap Growth	Mutual funds; 183 shares	**	8,607
	MFS Mid Cap Value	Mutual funds; 498 shares	**	13,997
	MFS Mid Cap Growth	Mutual funds; 1,458 shares	**	35,068
	Fidelity Extended Markets Ind	Mutual funds; 420 shares	**	26,460
	Allspring Sp Small Cap Value	Mutual funds; 4,563 shares	**	162,131
	Principal Small Cap Growth	Mutual funds; 1,768 shares	**	21,452
	Fidelity Total Intnl Ind	Mutual funds; 1,963 shares	**	22,984
	T Rowe Price Retirement 2015	Collective investment funds 49,235 shares	**	988,145
	T Rowe Price Retirement 2020	Collective investment funds; 12,484 shares	**	270,529
	T Rowe Price Retirement 2025	Collective investment funds; 121,972 shares	**	2,843,171
	T Rowe Price Retirement 2030	Collective investment funds; 119,798 shares	**	2,970,994
	T Rowe Price Retirement 2035	Collective investment funds; 34,526 shares	**	899,398
	T Rowe Price Retirement 2040	Collective investment funds; 49,209 shares	**	1,329,132
	T Rowe Price Retirement 2045	Collective investment funds; 38,309 shares	**	1,051,187
	T Rowe Price Retirement 2050	Collective investment funds; 36,007 shares	**	987,674
	T Rowe Price Retirement 2055	Collective investment funds; 20,647 shares	**	565,317
	T Rowe Price Retirement 2060	Collective investment funds; 4,416 shares	**	77,320
	T Rowe Price Retirement 2065	Collective investment funds; 1,619 shares	**	17,433
				$16,431,629

*	Party-in-interest (see Note 4).
**	Cost not required; funds are participant directed.

	See report of independent registered public accounting firm.

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST US BANCSHARES, INC. 401(k) PLAN

By:	/s/ Thomas S. Elley
Thomas S. Elley
Chief Financial Officer of First US Bancshares, Inc. and First US Bank
June 27, 2023